

Mail Stop 3561

September 30, 2009

Mr. Scott Miller
Chief Executive Officer
NowAuto Group, Inc.
2090 East University, Suite 112
Tempe, Arizona 85281

> **Re: NowAuto Group, Inc.**
> **Item 4.01 and 4.02 Form 8-K/A**
> **Filed September 29, 2009**
> **File No. 000-50709**

Dear Mr. Miller:

We have reviewed your response letter dated September 28, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 8-K/A filed September 29, 2009

Item 4.01

1.   As noted in comment two from our letter dated September 8, 2009, please revise your disclosure in the second paragraph under Item 4.01(a) regarding the period during which there were no disagreements with your former accountant. When referring to the two most recent fiscal years and subsequent interim period, you should instead refer to the two most recent fiscal years and subsequent interim period <u>through the date of dismissal</u> or <u>through August 7, 2009</u>, to comply with the guidance in paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

General

2.   Please refer to our letter dated September 8, 2009. As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3348. In my absence, you may direct your questions to Jennifer Thompson, Branch Chief, at (202) 551-3737.

Sincerely,

Lisa Sellars
Staff Accountant